                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 2

                   Under the Securities Exchange Act of 1934

                            CalComp Technology, Inc.
               2411 W. LaPalma Avenue, Anaheim, California 92801
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   128701109
-------------------------------------------------------------------------------
                                (CUSIP Number)

      Marian S. Block, Associate General Counsel and Assistant Secretary,
               Lockheed Martin Corporation, 6801 Rockledge Drive,
                    Bethesda, Maryland 20817 (301) 897-6314
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               December 23, 1998
       ------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the Schedules, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
                                Amendment No. 2
-------------------                                            -----------------
CUSIP No. 128701109                                            Page 2 of 6 Pages
-------------------                                            -----------------

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

           Lockheed Martin Corporation
           I.R.S. Employer Identification No. 52-1893632
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [_]
                                                         (b) [_]
          NOT APPLICABLE
-------------------------------------------------------------------------------
   3  SEC USE ONLY
-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
          EXCHANGE OF STOCK
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Maryland
-------------------------------------------------------------------------------
   NUMBER OF            7    SOLE VOTING POWER
   SHARES                    40,742,957
                             --------------------------------------------------
   BENEFICIALLY         8    SHARED VOTING POWER
    OWNED BY                 0
                             --------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER

   REPORTING                 40,742,957
                             --------------------------------------------------
     PERSON             10   SHARED DISPOSITIVE POWER
     WITH                    0
===============================================================================
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     40,742,957
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Approximately 86.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
===========================================================================

                        Amendment No. 2 to Schedule 13D
                  -------------------------------------------

   Reference is made to the statement on Schedule 13D filed with the Securities and Exchange Commission on March 29, 1996 as amended by Amendment No. 1 filed with the Securities and Exchange Commission on July 23, 1996 (collectively, the "Schedule 13D"). Capitalized terms which are not otherwise defined herein shall have the definitions given them in the Schedule 13D. The Schedule 13D is hereby amended as follows:

Item 1.   Security and Issuer.*
          --------------------

   Common Stock, $.01 par value ("Common Stock")
   CalComp Technology, Inc.
   2411 W. LaPalma Avenue
   Anaheim, California 92801

* The reporting person also owns 1,000,000 shares of Series A Cumulative Redeemable Preferred Stock of CalComp Technology, Inc. See Item 3 below.

Item 2.   Identity and Background.
          ------------------------

   Lockheed Martin Corporation
   6801 Rockledge Drive
   Bethesda, Maryland 20817
   Incorporated in Maryland.

   Lockheed Martin Corporation ("Lockheed Martin") is a highly diversified global enterprise principally engaged in the conception, research, design, development, manufacture, integration and operation of advanced technology products and services for the United States government and private industry. Prior to the closing of the exchange of stock of CalComp Inc. for stock of Summagraphics Corporation (now, CalComp Technology, Inc.) on July 23, 1996 (the "Exchange"), CalComp Inc., a supplier of input and output computer graphics peripheral products, was a wholly-owned subsidiary of Lockheed Martin.

   Lockheed Martin has not, during the last five years, been convicted in a criminal proceeding. On January 27, 1995, Lockheed Corporation, one of the corporations that combined to form Lockheed Martin, entered into a plea agreement pursuant to which Lockheed Corporation agreed to plead guilty to one count of conspiring to violate the bribery provisions of the Foreign Corrupt Practices Act and conspiracy to falsify its books, records and accounts.

   Lockheed Martin has not, during the last five years, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   The information regarding each of the directors and executive officers of the reporting person set forth in Schedule I is incorporated herein by reference. Except for Peter B. Teets who owns 38,400 shares of Common Stock and Walter E. Skowronski who owns 2,000 shares of Common Stock, to the best knowledge of Lockheed Martin, no director or executive officer owns any shares of Common Stock.

   To the knowledge of Lockheed Martin, during the last five years, none of the directors or executive officers of the reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any such person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or other Consideration.
          --------------------------------------------------

   Pursuant to the terms of the Plan of Reorganization and Agreement for the Exchange of Stock of CalComp Inc. for Stock of Summagraphics Corporation dated March 19, 1996, as amended on April 30, 1996 and June 5, 1996 (the "Exchange Agreement"), CalComp Technology, Inc. (formerly Summagraphics Corporation) issued to Lockheed Martin 40,742,957 shares of Common Stock of CalComp Technology, Inc. in exchange for 100% of the issued and outstanding capital stock of CalComp Inc., which, prior to the Exchange, was a wholly-owned subsidiary of Lockheed Martin. As a result of the Exchange, Lockheed Martin became the owner of approximately 89.7% of the issued and outstanding Common Stock of CalComp Technology, Inc. and CalComp Inc. became a wholly-owned subsidiary of CalComp Technology, Inc. In addition, the 9.25% Secured Convertible Debenture of Summagraphics Corporation issued to Lockheed Martin on March 19, 1996 was paid in full and discharged in connection with the consummation of the transactions contemplated by the Exchange Agreement.

   On July 15, 1998, at the request of CalComp Technology, Inc., CalComp Technology, Inc. and Lockheed Martin effected an exchange of debt for equity whereby $60 million of outstanding indebtedness owing by CalComp Technology, Inc. to Lockheed Martin under their Amended and Restated Revolving Credit Agreement was exchanged for 1,000,000 shares of Series A Cumulative Redeemable Preferred Stock. For additional information regarding this transaction, please see the Current Report on Form 8-K of CalComp Technology, Inc. filed with the Securities and Exchange Commission on July 17, 1998.

Item 4.   Purpose of Transaction.
          -----------------------

   On December 23, 1998, Lockheed Martin provided notice to CalComp Technology, Inc. and CalComp, Inc. that Lockheed Martin would not increase existing credit capacity for CalComp Technology, Inc. and CalComp Inc. beyond the currently available $43 million for continued funding of the operations of CalComp Technology, Inc. Lockheed Martin did indicate, however, that, while it was not obligated to do so, in the event that CalComp Technology, Inc. cannot find other sources of funding, Lockheed Martin would consider negotiating an agreement to assist CalComp Technology, Inc. in a non-bankruptcy related winding-up of its business in an orderly fashion. The letter of December 23 contemplates extending additional funds for up to six months sufficient to wind-up the business of CalComp Technology, Inc. A copy of the December 23, 1998 letter is attached hereto as Exhibit A. On December 29, 1998, Lockheed Martin received
                   ---------
notice that CalComp Technology, Inc. intends to submit its proposal for an orderly shut-down of its businesses on January 8, 1999. A copy of CalComp Technology, Inc.'s response dated December 28, 1998 is attached hereto as Exhibit B.
---------

   This Amendment No. 2 to Schedule 13D is being filed as a result of Lockheed Martin's intention to terminate funding of the operations of CalComp Technology, Inc., other than in connection with an orderly liquidation and winding-up of the business of CalComp Technology, Inc.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

   Lockheed Martin is the record and beneficial owner of 40,742,957 shares (approximately 86.5%) of the issued and outstanding Common Stock of CalComp Technology, Inc., over which it has sole voting and dispositive power.

   Mr. Teets is the beneficial owner of 38,400 shares of Common Stock (less than 1%) over which he has sole voting and dispositive power.

   Mr. Skowronski is the beneficial owner of 2,000 shares of Common Stock (less than 1%) over which he has sole voting and dispositive power.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------------

   On March 29, 1998, in connection with certain agreements entered into between CalComp Technology, Inc. and Eastman Kodak Company ("Kodak"), Lockheed Martin and Kodak entered into a Shareholder Agreement (the "Shareholder Agreement") and an Agreement Relating to the Election of Directors (the "Election Agreement"). Under the terms of the Election Agreement, Lockheed Martin agreed, among other things, to vote its shares for the election of a Kodak-designated director to the Board of Directors of CalComp Technology, Inc. for a specified period of time. Under the terms of the Shareholder Agreement, Lockheed Martin granted Kodak certain rights in the event Lockheed Martin intends to sell 10% or more of the outstanding shares of Common Stock. For example, if Lockheed Martin intends to sell 10% or more of the outstanding shares of CalComp Technology, Inc. other than in a public offering, Lockheed Martin is required to give Kodak written notice of all the material terms and conditions of the proposed transfer. Kodak shall have 30 days from receipt of the notice to elect in writing to purchase all such interest on the terms and conditions set forth in the notice, unless otherwise mutually agreed to in writing by Kodak and Lockheed Martin. If Kodak fails to exercise its right to purchase the Common Stock for which it receives notice, Lockheed Martin has the right to sell the securities that are the subject of the notice; provided, however, Lockheed Martin may not sell to a third party at a price lower than 95% of that specified in the notice to Kodak without offering Kodak the opportunity to purchase such interest at such lower price.

   On November 11, 1998, Lockheed Martin notified Kodak of its intent to sell the shares of Common Stock represented by this Schedule 13D to one or more persons in a private offering for a purchase price of $1.00 per share payable in cash or other suitable consideration at closing. Subsequent to that time, Kodak indicated to Lockheed Martin that Kodak did not deem the notice sufficient to trigger the 30-day right of first refusal described above. Kodak has not provided notice that it intends to exercise its right of first refusal with respect to Lockheed Martin's shares nor has Lockheed Martin entered into any definitive agreement with respect to the sale of such shares.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          (a) Letter dated December 23, 1998 from Lockheed Martin Corporation to CalComp Technology, Inc. and CalComp Inc.

          (b) Letter dated December 28, 1998 from CalComp Technology, Inc. to Lockheed Martin Corporation.

          (c) Exchange Agreement entered into as of July 15, 1998, by and between CalComp Technology, Inc., CalComp, Inc. and Lockheed Martin Corporation (incorporated by reference to the Current Report on Form 8-K of CalComp Technology, Inc. filed with the Securities and Exchange Commission on July 17,
1998).

          (d) Shareholder Agreement, dated March 22, 1998, by and between Lockheed Martin Corporation and Eastman Kodak Company.

          (e) Agreement Regarding Election of Directors, dated March 29, 1998, by and between Lockheed Martin Corporation and Eastman Kodak Company.

     SIGNATURE.   After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                     LOCKHEED MARTIN CORPORATION

                                     By:  /s/ Marian S. Block
                                         -------------------------
                                         Marian S. Block
                                         Associate General Counsel
                                         and Assistant Secretary
Dated: December 31, 1998.

                                                                      SCHEDULE I

                               EXECUTIVE OFFICERS

Marcus C. Bennett                         Philip J. Duke
James A. Blackwell, Jr.                   Arthur E. Johnson
Melvin R. Brashears                       Todd J. Kallman
Vance D. Coffman                          Frank H. Menaker, Jr.
Thomas A. Corcoran                        Walter E. Skowronski
Robert B. Coutts                          Robert J. Stevens
                                          Peter B. Teets

The principal occupation or employment of each of the above-listed Executive Officers is as an executive officer of Lockheed Martin Corporation. The business address of each of the above-referenced Executive Officers is c/o Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, Maryland 20817

                                  DIRECTORS
Norman R. Augustine                       Vincent N. Marafino
Professor, Princeton University           Retired

Marcus C. Bennett                         Eugene F. Murphy
See Above                                 Vice Chairman and Executive Officer,
                                          General
                                          Electric Company

Lynne V. Cheney                           Allen E. Murray
Senior Fellow, American Enterprise        Retired
Institute for Public Policy Research

Vance D. Coffman                          Frank Savage
See Above                                 Chairman, Alliance Capital Management
                                          International

Houston I. Flournoy                       Peter B. Teets
Special Assistant to the President for    See Above
Governmental Affairs, University of
Southern California

James F. Gibbons                          Carlisle A. H. Trost
Special Counsel to the Present for        Retired
Industry Relations, Stanford University

Edward E. Hood, Jr.                       James R. Ukropina
Retired                                   Partner, O'Melveny & Myers

Caleb B. Hurtt                            Douglas C. Yearley
Retired                                   Chairman of the Board and Chief
                                          Executive Officer, Phelps Dodge
                                          Corporation

Gwendolyn S. King
Retired

The business address of each of the above referenced Directors is c/o Lockheed
 Martin Corporation, 6801 Rockledge Drive, Bethesda, Maryland 20817.


                                  Schedule-1

                                                                       EXHIBIT A


                                 December 23, 1998


VIA FACSIMILE
-------------

CalComp Technology, Inc.
CalComp Inc.
c/o CalComp Technology, Inc.
2411 W. LaPalma Avenue
Anaheim, California  92801
Attention:  Chief Financial officer

               Re: Borrowings under (1) the Amended and Restated Revolving Credit Agreement ("Credit Agreement") dated as of December 20, 1996, as amended, among CalComp Technology, Inc. and CalComp Inc. as Borrowers and Lockheed Martin Corporation as Lender and (2) the Cash Management Agreement dated as of July 23, 1996, as amended, between CalComp Technology, Inc. and Lockheed Martin Corporation (together with the Credit Agreement, the "Existing Agreements").

Dear Mr. Millerick:

   We understand that on or about January 10, 1999 you will be fully drawn under the Existing Agreements. Although we have increased the credit capacity under the Existing Agreements several times in the past to enable you to continue operations, additional credit capacity beyond the currently available $43,000,000 will not be forthcoming for continued funding of such operations.

   Although we have no obligation to provide additional funding or grant waivers of the terms of the Existing Agreements, in the event you cannot find other sources of funding, we are willing to consider negotiating an agreement with you containing the following terms: (i) we would lend you additional funds to assist you in a non-bankruptcy winding up of your business in an orderly fashion (including payment of current obligations) in accordance with a plan approved by your directors and satisfactory to us (the "Plan"); (ii) these additional funds would be extended for six months, which should be sufficient time for winding-up the business; (iii) you would agree to use the amount loaned under the new agreement solely for expenses necessary for the payment of current obligations and the orderly winding up of your business in accordance with the Plan; and
(iv) payment of amounts due and payable under the Existing Agreements would be deferred and instead would be resolved as part of the wind-up of the business.


                                  Exhibit A-1

CalComp Technology, Inc.
December 23, 1998
Page 2



   Please note that nothing herein shall be construed as a waiver of Lockheed Martin Corporation's ("Lockheed Martin") rights and remedies under the Existing Agreements. In addition, this letter is a non-binding proposal on the part of Lockheed Martin. Lockheed Martin makes no commitment to provide additional funding or to defer payment of amounts due and payable under the Existing Agreements absent execution of a definitive agreement satisfactory to Lockheed Martin.

   It is imperative that we receive your response by December 28, 1998, as the termination date of the Existing Agreements is fast approaching. In the interim, we will continue to work with you on other alternatives, including the sale of the business or parts thereof.

                             Sincerely,


                             /s/ Philip J. Duke
                             -----------------------
                             Philip J. Duke
                             Vice President, Finance


                                  Exhibit A-2

                                                                       EXHIBIT B

VIA FACSIMILE
-------------

December 28, 1998

Mr. Philip J. Duke
Vice President, Finance
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, Maryland  20817

          Re: Revolving Credit and Cash Management Agreements ("Existing Agreements") between Lockheed Martin Corporation ("LMT") and CalComp Technology, Inc. ("CalComp")

Dear Mr. Duke:

   This letter will acknowledge receipt of your letter of December 23, 1998 in which you informed CalComp that LMT will not increase the credit capacity under the Existing Agreements to fund any continuing operations of CalComp.

   After review of your letter by its Board at a special meeting this morning, CalComp accepts LMT's proposal to fund a non-bankruptcy orderly shut-down of CalComp's business (including payment of current obligations) in accordance with a plan (the "Plan") approved by CalComp's directors and satisfactory to LMT. We understand that these additional funds would be available for approximately six
(6) months and that additional amounts loaned would be used solely for expenses necessary in connection with the orderly shut-down of CalComp's business in accordance with the Plan. We further understand that payment of amounts due and payable under the Existing Agreements will be deferred and will be resolved as part of the orderly shut-down of the business.

   At its December 28, 1998 meeting, CalComp's Board of Directors appointed a subcommittee, consisting of Messrs. Ken Radcliffe and Renn Zaphiropoulos, to oversee this detailed, specific action Plan, which will include details for maintaining asset value and enhancing value to all shareholders, which is to be presented to CalComp's Board for review and approval at its January 7, 1999 meeting. Our proposal is to deliver this detailed set of specific actions to you on January 8, 1999.

   We believe that the foregoing is fully responsive to your December 23 letter. If not, or if you have any questions regarding the above, please contact me directly at 978-263-1038.

Sincerely,

/s/ John J. Millerick
---------------------
John J. Millerick
Senior Vice President and CFO

cc: John Batterton, Art Johnson, Jeff MacLauchlan, Bill Porter, Walt Skowronski, Ken Radcliffe

                                  Exhibit B-1

                                                                       EXHIBIT D


                   AGREEMENT REGARDING ELECTION OF DIRECTORS

   THIS AGREEMENT is dated as of the 29/th/ day of March, 1998 and is by and between LOCKHEED MARTIN CORPORATION, a Maryland corporation having a principal place of business at 6801 Rockledge Drive, Bethesda, Maryland 20817 ("Lockheed Martin") and EASTMAN KODAK COMPANY, a New Jersey corporation having a principal place of business at 343 State Street, Rochester, New York 14650 ("Kodak").

   WHEREAS, CalComp Technology, Inc., a Delaware corporation and a subsidiary of Lockheed Martin ("CalComp"), and Kodak are entering into a certain agreement regarding the joint development of certain inkjet technology and the cross-licensing of certain intellectual property (the "Kodak Agreements"); and

   WHEREAS, Lockheed Martin owns approximately 86.6% of the outstanding common stock of CalComp and has entered into certain agreements with CalComp regarding the financing and management of CalComp's business; and

   WHEREAS, to induce Kodak to enter into the business transactions with CalComp, Lockheed Martin and Kodak wish to provide for representation by Kodak on CalComp's Board of Directors;

   NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter set forth, the parties hereby agree as follows:

   1. Lockheed Martin hereby agrees that it will vote all of its shares of capital stock in CalComp in favor of a senior executive of Kodak to be named from time to time by Kodak for a seat on the board of directors of CalComp for the period that Kodak has a contractual right under the Kodak Agreements. At the sole election of Kodak each year, Kodak shall have the right, exercisable by providing written notice to Lockheed Martin and CalComp on or before the record date for the shareholders meeting to elect CalComp directors, to waive its right to have a seat on the board of directors of CalComp for such year and, in lieu thereof, to appoint a senior executive of Kodak to serve as an observer to all CalComp board of directors meetings for such year.

   2. All notices and other communications hereunder shall be in writing and shall be deemed given to the person upon receipt of delivered personally or sent by registered, certified, or express mail, postage prepaid, or reputable courier services, charges prepared to such party's address:


                                  Exhibit D-1

     If to Kodak to:

     343 State Street
     Rochester, New York  14650
     Attention:  President, Kodak Professional

     With a copy to:

     343 State Street
     Rochester, New York  14650
     Attention:  General Counsel

     If to Lockheed Martin to:

     6801 Rockledge Drive
     Bethesda, Maryland  20817
     Attention:  Senior Vice President and General counsel

     If to CalComp to:

     2411 West LaPalma Avenue
     Anaheim, California  92803-3250
     Attention:  Corporation Secretary

or to such other address as either of them may have designated for the at purpose by such notice to the other.

   3. This Agreement shall not be assigned by any party without the prior written consent of the other parties, and any attempted assignment without such consent shall be void. This Agreement shall be binding on and inure to the benefit of the parties hereto, their successors and any permitted assigned.

   4. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute one and the same Agreement.

                                  Exhibit D-2

   IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

                                    EASTMAN KODAK COMPANY


                                    By: /s/ Patrick T. Siewert
                                        ------------------------------------
                                        Patrick T. Siewert
                                        Vice President


                                    LOCKHEED MARTIN CORPORATION


                                    By: /s/ John E. Montague
                                        ------------------------------------
                                        John E. Montague
                                        Vice President, Financial Strategies




                                  Exhibit D-3

                                                                       EXHIBIT E

                             SHAREHOLDER AGREEMENT


   THIS AGREEMENT is dated as of the 29th day of March, 1998 and is by and between LOCKHEED MARTIN CORPORATION, a Maryland corporation having a principal place of business at 6801 Rockledge Drive, Bethesda, Maryland 20817 ("Lockheed Martin") and EASTMAN KODAK COMPANY, a New Jersey corporation having a principal place of business at 343 State Street, Rochester, New York 14650 ("Kodak").

   WHEREAS, Calcomp Technology, Inc., Delaware corporation and a subsidiary of Lockheed Corporation ("Calcomp") and Kodak are entering into a Patent license and Joint Development Agreement of even date herewith (the "JDA") whereby Calcomp and Kodak have agreed to undertake certain the joint development of certain inkjet technology and cross-licensing of certain intellectual property, as more fully set forth therein; and

   WHEREAS, Calcomp and Kodak are entering into Master OEM Agreement No. 1 and Master OEM/Supply Agreement No. 2 of even date herewith (the "OEM Agreements") whereby Calcomp and Kodak have agreed to certain terms related to the sale of certain inkjet products, as more fully set forth therein; and

   WHEREAS, Lockheed Martin owns approximately 86.6% of the outstanding common stock of Calcomp and has entered into certain agreements with Calcomp regarding the financing and management of Calcomp's business; and

   WHEREAS, to induce Kodak to enter into the JDA and OEM Agreements, Lockheed Martin and Kodak wish to establish certain terms between them regarding their respective rights concerning those aspects of Calcomp's business that involve the technology and products that are the subject of the JDA and the OEM Agreements;

   NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter set forth, the parties hereby agree as follows:

SECTION 1.  DEFINITIONS.

       (a) JDA has the meaning ascribed to it in the WHEREAS clauses of this
           ---
Agreement.

       (b) Kodak Agreements means the Warrant, the JDA and the OEM Agreements,
           ----------------
as the same may be amended from time to time.

       (c) Lockheed Martin Agreements means the Amended and Restated Revolving
           --------------------------
Credit Agreement, dated as of December 20, 1996, the Corporate Agreement, dated as of July 23, 1996, the Registration Rights Agreement, dated as of July 23, 1996, the Intercompany Services Agreement, dated as of July 23, 1996, the Cash Management Agreement, dated as of July 23,


                                  Exhibit E-1

1996, and the Tax Sharing Agreement, dated as of July 23, 1996, each between Calcomp and Lockheed Martin, as the same may be amended from time to time.

       (d) OEM Agreements has the meaning ascribed to it in the WHEREAS clauses
           --------------
of this Agreement.

       (e) Warrant means the Warrant Agreement dated of even date herewith
           -------
between Kodak and Calcomp whereby Kodak is given a warrant to purchase up to 8,000,000 shares of common stock of Calcomp, subject to adjustment and on the terms and conditions more fully set forth therein.

       (f) Share Event means a single transaction involving Calcomp shares held
           -----------
by the Lockheed Martin equal to or in excess of 10% of the issued and outstanding shares, after giving effect to full dilution, of Calcomp as of the date of the transaction (or notice thereof). For purpose of determining a Share Event, all sales of shares by the Lockheed Martin within a twelve month period shall be aggregated; provided that the provisions of Section 2.1 shall only apply to the shares in the transaction triggering that Share Event and no shares sold during the previous twelve month period.

   SECTION 2.  RIGHTS OF KODAK AND LOCKHEED MARTIN WITH RESPECT TO CALCOMP STOCK

   Section 2.1  Kodak's Right to Negotiate for Calcomp Stock to be Sold by
                ----------------------------------------------------------
Lockheed Martin.
----------------

   (a)  In the event Lockheed Martin proposes to trigger a Share
Event by the means of the sale of shares in the public market (either through open market sales or a registered offering resulting from the Lockheed Martin exercising demand registration rights) (the "Offered Shares"), Lockheed Martin shall first offer to Kodak the right to negotiate for the purchase such Offered Shares on the terms and conditions more fully set forth in this Section 2.1. Lockheed Martin and Kodak shall have a period of thirty (30) days to negotiate a purchase price and other selling terms for the Offered Shares. If no agreement on price and selling terms can be reached within such thirty-day period, the parties shall jointly select an investment banking firm of nationally recognized standing to mediate the negotiations between the parties, and the parties shall have an additional thirty-day period after the investment banking firm is selected to reach an agreement. If no agreement can be reached within such additional thirty-day period, the Lockheed Martin shall be entitled to pursue its offering with respect to the Offered Shares so long as, subject to the underwriter approval which shall not be unreasonably withheld, Kodak is included as an offeree.

   (b) If Lockheed Martin proposes to enter into a Share Event, other than by means of the sale of shares in the public market, Lockheed Martin shall give Kodak written notice of such proposed Share Event ("Share Event Notice"), which notice shall include the proposed offer price, the identity of the proposed transferee, if any, and all other material terms and conditions of such proposed transfer. Kodak shall have thirty (30) days from the receipt of the Share Event Notice to elect in writing to purchase all such interest on the terms and conditions set forth in the Share Event Notice (subject to customary closing conditions), unless otherwise mutually agreed to in writing by Kodak and Lockheed Martin. Such election shall be irrevocable. The closing of

                                  Exhibit E-2
such purchase shall be completed within thirty (30) days of Kodak's election to purchase such interest, subject to receipt of all applicable regulatory approvals and compliance with applicable laws and regulations.

   If Kodak does not give such written notice within such thirty-day period, or if Kodak gives notice that it intends not to purchase such interest, then Lockheed Martin will have the right to complete such sale specified in the Share Event Notice, provided, however, Lockheed Martin shall not sell to a third party at a price lower than 95% of that specified in the Share Event Notice without offering Kodak the opportunity to purchase such interest at such lower price.
in the event Lockheed Martin intends to sell such shares at such lower price or on more favorable terms that those set forth in the Share Event Notice, Lockheed Martin shall give Kodak written notice of such terms and Kodak shall have thirty
(30) days from receipt of the revised Lockheed Martin Share Event Notice to irrevocably elect (subject to customary closing conditions) to purchase such interest at such new terms and conditions. The closing of such purchase shall be completed within thirty (30) days of Kodak's election, subject to receipt of all applicable regulatory approvals and compliance with applicable laws and regulations.

   (c) All provisions of this Section 2 shall terminate upon the Lockheed Martin's ownership decreasing to less than forty-nine percent (49%) of Calcomp's outstanding shares of common stock on a fully diluted basis.

   SECTION 3. PROVISIONS RELATING TO LOCKHEED MARTIN RIGHTS UNDER LOCKHEED MARTIN DOCUMENTS.

   (a) Notwithstanding anything to the contrary contained in the Lockheed Martin Agreements, the Lockheed Martin hereby consents to the execution, delivery and performance by Calcomp of the Kodak Agreements. Any term of the Lockheed Martin Agreements which is violated or contravened in any way by the execution or performance by Calcomp of the JDA or the OEM Agreements shall be deemed amended to permit such agreements.

   (b) The Lockheed Martin hereby releases and discharges from the liens created under its Security Agreement with Calcomp any property real or personal, tangible or intangible, developed through the Kodak Agreements. The Lockheed Martin shall file such document and take such further action as shall be deemed desirable by Kodak to evidence the release, waiver or discharge of such liens.

   (c) The Lockheed Martin hereby agrees that any cash received from Kodak under the JDA or the OEM Agreements shall either (i) be received by Calcomp and not transferred or otherwise received by Lockheed Martin, and used solely by Calcomp in furtherance of the objectives of the Kodak Agreements, or (ii) be received by the Lockheed Martin pursuant to the terms of one or more of the Lockheed Martin Agreements, provided, however, that, in such event, Calcomp shall be immediately entitled to draw, under the Amended and Restated Revolving Credit Agreement with Lockheed Martin, or otherwise entitled to immediately withdraw, under the Cash Management Agreement with Lockheed Martin, the full amount of such cash received from Kodak for use in furtherance of the objectives of, and as contemplated by, the Kodak Agreements.


                                  Exhibit E-3

   (d) The Lockheed Martin hereby irrevocably consents to the exercise by Kodak of its rights to purchase the Warrant Shares, or the Offered Shares, the Company Shares or Topaz Assets as more fully set forth herein, in the JDA, or in the Warranty. The Lockheed Martin represents and warrants that such exercise by Kodak of such purchase rights will not trigger any default, event of default or violation of any of the Lockheed Martin Agreements.

   SECTION 4.  MISCELLANEOUS.

   (a) Entire Agreement; Amendments.  This Agreement, and the Exhibits hereto,
       ----------------------------
constitute the entire understanding between the parties hereto with respect to the subject matter contained herein and supersede any prior understandings and agreements between them respecting such subject matter. This Agreement may be amended, supplemented, and terminated only by a written instrument duly executed by the parties hereto.

   (b) Headings and References.  The headings in this Agreement are for
       -----------------------
convenience of reference only and shall not affect its interpretation. Any reference in this Agreement to a Section or Exhibit, unless it clearly refers to another instrument, means the specified Section or Exhibit of this Agreement.

   (c) Exhibits.  Each Exhibit hereto referred to herein is incorporated into
       --------
this Agreement by such reference.

   (d) Severability.  If any provision of this Agreement is held illegal,
       ------------
invalid, or unenforceable, such illegality, invalidity, or unenforceability will not, provided it is not so fundamental as to frustrate the basic expectations of either party to this Agreement, affect any other provision hereof, and this Agreement shall, in such circumstances, be deemed modified to the extent necessary to render enforceable the provisions thereof.

   (e) Expenses.  Each party to this Agreement will be responsible for its own
       --------
expenses without or not the Closing is consummated.

   (f) Notices.  All notices and other communications hereunder shall be in
       -------
writing and shall be deemed given to the person upon receipt if delivered personally or sent by registered, certified, or express mail, postage prepaid, or reputable courier services, charges prepaid to such party's address:

   If to Kodak to:

     343 State Street
     Rochester, New York  14650
     Attention:  President, Kodak Professional


                                  Exhibit E-4

     With a copy to:

     343 State Street
     Rochester, New York  14650
     Attention:  General Counsel

   If to Lockheed Martin to:

     6801 Rockledge Drive
     Bethesda, Maryland  20817
     Attention:  Senior Vice President and General Counsel

or to such other address as either of them may have designated for that purpose by such notice to the other.

   (g) Waiver.  The failure by any party to exercise any right under, or to
       ------
object to the breach by any other party of any term, provisions or condition of, this Agreement shall not constitute a waiver thereof and shall not preclude such party from thereafter exercising that or any other right, or from thereafter objecting to that or any prior or subsequent breach of the same or any other term, provision or condition of the Agreement.

   (h) Assignment.  The Agreement shall not be assigned by any party without the
       ----------
prior written consent of the other parties, and any attempted assignment without such consent shall be void. This Agreement shall be binding on and inure to the benefit of the parties hereto, their successors and any permitted assigns.

   (i) Governing Law.  This Agreement, including any dispute or controversy
       -------------
arising out of or related to this Agreement or the breach thereof, shall be subject to, governed by, and construed in accordance with, the substantive and procedural laws of the State of New York, without reference to its principles of conflict of laws.

   (j) Counterparts.  This Agreement may be executed in several counterparts,
       ------------
each of which shall be deemed an original, but such counterparts shall together constitute one and the same Agreement.

   IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

                                        EASTMAN KODAK COMPANY


                                        By:/s/ Patrick T. Siewert
                                           ----------------------
                                           Patrick T. Siewert
                                           Vice President


                                  Exhibit E-5

                                        LOCKHEED MARTIN CORPORATION


                                        By: /s/ John E. Montague
                                            --------------------
                                            John E. Montague
                                            Vice President, Financial Strategies



                                  Exhibit E-6